(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50 SEC FILE NUMBER CUSIP NUMBER

For Period Ended: September 21, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Winn-Dixie Stores, Inc.

Full Name of Registrant

Former Name if Applicable

5050 Edgewood Ct.

Address of Principal Executive Office (Street and Number)

Jacksonville, FL 32254-3699

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On February 21, 2005, we filed a voluntary petition for reorganization under Chapter 11 of the federal bankruptcy laws in the United States Bankruptcy Court (the “Court”). In June 2005, we announced a plan to exit 326 stores and three distribution centers (“Restructure Plan”). In July 2005, the Court approved the sale of leasehold interests and fixed assets for some of the stores, with the remainder being liquidated. A majority of the store sales and closures were completed during the first quarter of fiscal 2006. In addition, we experienced a delay in finalizing our annual financial statements and completing our internal control assessment for fiscal year 2005.

Due to the Chapter 11 filing and the additional and critical demands that the filing has placed on the time and attention of our senior management, as well as the significant time and attention devoted to the Restructure Plan, the delay in completion of the internal control assessment for fiscal year 2005, the delay in completion of our annual financial statements for fiscal year 2005, as well as additional effort involved in the large number of store sales and closures, we have been unable to complete all work necessary to timely file the quarterly report on Form 10-Q without unreasonable effort or expense.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Bennett L. Nussbaum (Name)	904 (Area Code)	783-5000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate significant changes in the results of operations for the first quarter of fiscal 2006 from the corresponding period of fiscal year 2005. We expect the results to be impacted by the following items:

•	Lease termination and severance charges related to store, warehouse and manufacturing plant closures.

•	Reclassification of previous year results of operations to Discontinued Operations for stores closed as part of the Restructure Plan.

•	Gain/loss on disposition of property and equipment, including pharmacy prescription files.

•	Reversal of LIFO reserves due to significant inventory liquidations.

Because we have been unable to complete all work necessary with respect to the Form 10-Q, we are not able to reasonably estimate these items at this time.

Winn-Dixie Stores, Inc.

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	October 31, 2005	By	/s/ BENNETT L. NUSSBAUM
Bennett L. Nussbaum Sr. Vice President and Chief Financial Officer